Wednesday, 21 August 2013

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid confirms that, following the issue of 59,763,686 ordinary shares earlier today, in relation to the operation of the Scrip Dividend Scheme for the 2012/13 final dividend, National Grid’s registered capital from 21 August 2013 consists of 3,854,339,684 ordinary shares, of which 124,436,347 shares are held as treasury shares; leaving a balance of 3,729,903,337 shares with voting rights.

The figure 3,729,903,337 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FCA’s Disclosure and Transparency Rules.

Contact: David Forward (020 7004 3226)